Navidea Biopharmaceuticals, Inc.

5600 Blazer Parkway, Suite 200

Dublin, OH 43017

January 11, 2016

VIA EDGAR

Suzanne Hayes

Assistant Director

Office of Healthcare and Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4720

100 F Street NE

Washington, DC 20549

Re:	Responses to Comments on
Navidea Biopharmaceuticals, Inc.
Form 10-K for the fiscal year ended December 31, 2014
Filed March 16, 2015
File No. 001-35076

Dear Ms. Hayes:

This letter sets forth the responses of Navidea Biopharmaceuticals, Inc. (the “Company”) to your letter of December 31, 2015 to our President and CEO, Ricardo J. Gonzalez, regarding comments of the Staff of the Division of Corporation Finance (the “Staff”) on the Company’s Form 10-K for the fiscal year ended December 31, 2014.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter.

Patents and Proprietary Rights, page 13

1.	Comment: In future filings, please expand your disclosure regarding your patents to provide the expiration dates of any material U.S. or foreign patents which you either own or license from a third party. For any material patent applications, please disclose the jurisdictions where the applications are outstanding and the expected expiration dates if the applications are granted.

Response: In future Annual Reports, the Company will expand its disclosure concerning patents to include the requested information. Any material changes to the reported information thereafter will be addressed in the appropriate periodic reports.

SEC

January 11, 2016

Signatures

2.	Comment: In all future Annual Reports, please identify the individual executing such Annual Report as the controller or principal accounting officer, as appropriate. Please see General Instruction D to Form 10-K for guidance.

Response: In all future Annual Reports, the Company will identify one of the signatories as the controller or principal accounting officer, as appropriate.

Finally, as requested in your letter, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing response fully addresses the comments contained in your letter. However, in the event your review of our response prompts additional questions or comments, please contact me at 614-822-2330.

Very truly yours,

/s/ Brent L. Larson

Brent L. Larson

Executive Vice President and

Chief Financial Officer

cc:	Michael Gershon Joseph McCann